Term sheet No. 689VV

To prospectus dated October 10, 2006,

prospectus supplement dated November 13, 2006,

underlying supplement no. 17 dated August 11, 2008,

and product supplement VV dated March 18, 2009

Registration Statement No. 333-137902 Dated July 6, 2009; Rule 433

Deutsche Bank AG, London Branch

$

Buffered Absolute Return Barrier Securities Linked to the S&P 500® Index due on or about April 14*, 2011

General

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Buffered Absolute Return Barrier Securities linked to the S&P 500® Index due April 14*, 2011 (the “securities“) are designed for investors who seek a return at maturity linked to the performance of the S&P 500® Index (the “Index“). The first 20.00% of any decline in the Final Index Level as compared to the Initial Index Level is protected. Accordingly, if the index declines more than 20.00% from its Initial Index Level, investors must be willing to lose up to 80.00% of their investment. Investors should be willing to forgo interest and dividend payments.

•	Senior unsecured obligations of Deutsche Bank AG due April 14*, 2011.
•	Denominations of $1,000 (the “Face Amount“) and multiples thereof, and minimum initial investments of $1,000.
•	The securities are expected to price on or about July 10*, 2009 and are expected to settle three business days later on or about July 15*, 2009 (the “Settlement Date“).

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Index:	S&P 500® Index
Issue Price:	100.00% of the Face Amount.
Buffer Level:	20.00%
Upper Index Barrier:	138% – 143% of the Initial Index Level. The actual Upper Index Barrier will be determined on the Trade Date.
Lower Index Barrier:	80% of the Initial Index Level.
Barrier Event:	A Barrier Event will occur if on any day during the Observation Period the closing level of the Index exceeds the Upper Index Barrier or declines below the Lower Index Barrier.
Payment at Maturity:	At maturity, you will receive a cash payment based on the performance of the Index, and whether a Barrier Event occurs, as follows:

If a Barrier Event has not occurred, you will receive a cash payment at maturity per security equal to:

$1,000  +  ($1,000  x  Absolute Index Return)

If a Barrier Event has occurred and,

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the Final Index Level is greater than or equal to the Initial Index Level or the Final Index Level declines from the Initial Index Level but such decline is less than or equal to the Buffer Level, you will receive a cash payment at maturity per security equal to:

$1,000

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the Final Index Level declines from the Initial Index Level, and such decline is greater than the Buffer Level, you will lose 1% of the Face Amount of your securities for every 1% that the Final Index Level declines from the Initial Index Level beyond the Buffer Level. Accordingly, if the Final Index Level declines from the Initial Index Level beyond the Buffer Level, you will receive a cash payment at maturity per security equal to:

$1,000  +  ($1,000  x  (Index Return  +  Buffer Level))

If the Final Index Level declines from the Initial Index Level by more than the Buffer Level, you could lose up to 80.00% of your initial investment in the securities.

Index Return:	Final Index Level – Initial Index Level
Initial Index Level
Absolute Index Return:	The absolute value of the Index Return.
Initial Index Level:	The closing level of the Index on the Trade Date.
Final Index Level:	The closing level of the Index on the Final Valuation Date.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Trade Date:	July 10*, 2009
Final Valuation Date:

April 11*, 2011, subject to postponement in the event of a market disruption event and as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Maturity Date:

April 14*, 2011, subject to postponement in the event of a market disruption event and as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

CUSIP:	2515A0 L9 2
ISIN:	US2515A0L927

*

Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$	$	$
(1)

For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this term sheet. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 of securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement VV dated March 18, 2009 and underlying supplement no. 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement VV dated March 18, 2009:

http://www.sec.gov/Archives/edgar/data/1159508/000119312509057373/d424b21.pdf

•	Underlying supplement no. 17 dated August 11, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us“ or “our“ refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, product supplement, and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What is the Payment at Maturity of the Securities assuming a range of performance for the Index?

The table below illustrates the Payment at Maturity per $1,000 security Face Amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and assumes a Buffer Level of 20.00%, an Initial Index Level of 900.00, an Upper Index Barrier of 1,264.50 (equal to 140.50% of the Initial Index Level) and a Lower Index Barrier of 720.00 (equal to 80% of the Initial Index Level). The actual Upper Index Barrier, Lower Index Barrier and Initial Index Level will be determined on the Trade Date. The “payment return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Face Amount of securities to $1,000. The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

		Index Never Closes Outside the Stated Index Barriers on Any Trading Day During the Observation Period		Index Closes Outside the Stated Index Barriers on Any Trading Day During the Observation Period
Hypothetical Final Index Level	Index Return (%)	Payment at Maturity($)	Payment Return (%)	Payment at Maturity($)	Payment Return (%)
1,800.00	100.00%	N/A	N/A	$1,000.00	0.00%
1,575.00	75.00%	N/A	N/A	$1,000.00	0.00%
1,350.00	50.00%	N/A	N/A	$1,000.00	0.00%
1,264.50	40.50%	$1,405.00	40.50%	$1,000.00	0.00%
1,170.00	30.00%	$1,300.00	30.00%	$1,000.00	0.00%
1,080.00	20.00%	$1,200.00	20.00%	$1,000.00	0.00%
990.00	10.00%	$1,100.00	10.00%	$1,000.00	0.00%
945.00	5.00%	$1,050.00	5.00%	$1,000.00	0.00%
900.00	0.00%	$1,000.00	0.00%	$1,000.00	0.00%
855.00	-5.00%	$1,050.00	5.00%	$1,000.00	0.00%
810.00	-10.00%	$1,100.00	10.00%	$1,000.00	0.00%
720.00	-20.00%	$1,200.00	20.00%	$1,000.00	0.00%
630.00	-30.00%	N/A	N/A	$900.00	-10.00%
540.00	-40.00%	N/A	N/A	$800.00	-20.00%
450.00	-50.00%	N/A	N/A	$700.00	-30.00%
225.00	-75.00%	N/A	N/A	$450.00	-55.00%
0.00	-100.00%	N/A	N/A	$200.00	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Index increases by 10% from the Initial Index Level of 900 to a Final Index Level of 990, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period. Because the Index closing level never exceeds the Upper

Index Barrier or falls below the Lower Index Barrier, the Payment at Maturity is equal to $1,100.00 per $1,000 security Face Amount, calculated as follows:

$1,000 + ($1,000 x Absolute Index Return) =

$1,000 + ($1,000 x 10.00%) = $1,100.00

Example 2: The level of the Index decreases by 10% from the Initial Index Level of 900 to a Final Index Level of 810, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the Payment at Maturity is equal to $1,100.00 per $1,000 security Face Amount calculated as follows:

$1,000 + ($1,000 x Absolute Index Return) =

$1,000 + Absolute value of ($1,000 x -10.00%) = $1,100.00

Example 3: The level of the Index closes above the Upper Index Barrier on at least one trading day during the Observation Period and ultimately increases by 30% from the Initial Index Level of 900 to a Final Index Level of 1,170. Because the level of the Index has closed above the Upper Index Barrier and the Final Index Level is greater than the Initial Index Level, the Payment at Maturity is equal to $1,000.00 per $1,000 security Face Amount.

Example 4: The level of the Index closes below the Lower Index Barrier on at least one trading day during the Observation Period and ultimately decreases by 40% from the Initial Index Level of 900 to a Final Index Level of 540. Because the level of the Index has closed below the Lower Index Barrier, and the decline in the Index from the Initial Index Level to the Final Index Level exceeds the Buffer Level, the Payment at Maturity is equal to $800.00 per $1,000 security Face Amount calculated as follows:

$1,000 + ($1,000 x (Index Return + Buffer Level)) =

$1,000 + ($1,000 x (-40.00% + 20.00%)) = $800.00

Selected Purchase Considerations

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THE APPRECIATION POTENTIAL OF THE SECURITIES IS LIMITED – Your ability to participate in the performance of the Index is limited by the Upper Index Barrier and Lower Index Barrier features of the securities. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period, you will receive no more than $1,000.00 per $1,000 security Face Amount at maturity. The Absolute Index Return is the absolute value of the Index Return, and thus is positive regardless of whether the Index Return is positive or negative. Because the Upper Index Barrier will be between 138.00% and 143.00% of the Initial Index Level (to be determined on the Trade Date) and the Lower Index Barrier is 80.00% of the Initial Index Level, the maximum return on the securities will be between 38.00% and 43.00% of the Face Amount if the Index Return is positive and the Index remains within the stated Index barriers and 20.00% of the Face Amount if the Index Return is negative and the Index remains within the stated Index barriers. If the Index closes outside the stated Index barriers, you will receive at most your initial investment and may lose up to $800.00 for each $1,000 security Face Amount that you invest. Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS – You will not be protected against a decline in the level of the Index if the Final Index Level is less than the Initial Index Level by more than the Buffer Level. Accordingly, you could lose up to $800.00 for each $1,000 security Face Amount that you invest.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the securities, which may be positive or negative, is linked to the performance of the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

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CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the “IRS“) were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

In December 2007, the Department of the Treasury (“Treasury“) and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or in any of the component stocks comprising the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your initial investment in excess of $200.00 per $1,000 security Face Amount. The return on the securities at maturity is linked to the performance of the S&P 500® Index and will depend on whether the closing level of the Index exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period. Your investment will be exposed to any decline in the Final Index Level, as compared to the Initial Index Level, beyond the 20.00% Buffer Level. Accordingly, you could lose up to $800.00 for each $1,000 security Face Amount that you invest. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

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YOUR POTENTIAL RETURN ON THE SECURITIES IS LIMITED AND CONTINGENT UPON THE INDEX CLOSING LEVELS REMAINING WITHIN THE STATED INDEX BARRIERS – Your investment in the securities may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the performance of the Index is limited by the Upper Index Barrier and Lower Index Barrier features of the securities. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period, you will receive no more than $1,000.00 per $1,000 security Face Amount at maturity. The Absolute Index Return is the absolute value of the Index Return, and thus is positive regardless of whether the Index Return is positive or negative. Because the Upper Index Barrier will be between 138.00% and 143.00% of the Initial Index Level (to be determined on the Trade Date) and the Lower Index Barrier is 80.00% of the Initial Index Level, the maximum return on the securities will be between 38.00% and 43.00% of the Face Amount if the Index Return is positive and 20.00% of the Face Amount if the Index Return is negative.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The Payment at Maturity on the securities is subject to our creditworthiness.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF THE SECURITIES ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your securities, the original Issue Price of the securities may include commissions paid to agents and will include the cost of hedging our obligations under the securities through one or more of our affiliates. Therefore, the market value of the securities on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original Issue Price. The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the securities after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks comprising the Index would have.

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LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, and we may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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TRADING BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE SECURITIES – We and our affiliates are active participants in the equity markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more equities transactions. In addition, we or one or more of our affiliates may hedge our exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time.

Our trading and hedging activities may have a material effect on the prices of the component stocks underlying the Index and consequently have an impact on the performance of the Index, and may adversely affect the Index Return and/or may cause the Index to close above the Upper Index Barrier or below the Lower Index Barrier. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

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whether the Index closing level has exceeded the Upper Index Barrier or fallen below the Lower Index Barrier on any trading day during the Observation Period and, if not, whether the level of the Index is close to the Upper Index Barrier or the Lower Index Barrier;

•	the expected volatility of the Index;

•	the time remaining to maturity of the securities;

•	the market price and dividend rate on the component stocks underlying the Index;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under “Certain Tax Consequences,” in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from July 2, 1999 through July 2, 2009. The Index closing level on July 2, 2009 was 896.42. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of your initial investment in excess of the Buffer Level.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. (“DBSI“) and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security Face Amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security Face Amount. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.